

September 14, 2011

<u>Via E-Mail</u>
Peter A. Edison, Chairman, Chief Executive Officer and President
Bakers Footwear Group, Inc.
2815 Scott Avenue
St. Louis, Missouri 63103

> **Re: Bakers Footwear Group, Inc.**
> **Form 10-K for Fiscal Year Ended**
> **January 29, 2011**
> **Filed April 29, 2011**
> **File No. 000-50563**

Dear Mr. Edison:

We have reviewed your filing and have the following comment. Our comment may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments.

<u>Form 10-K for Fiscal Year Ended January 29, 2011</u>

1. We partially reissue our comment in our letter dated June 29, 2009 pertaining to our review of your Form 10-K for fiscal year ended January 31, 2009. Exhibit 4.3 to the Form 8-K filed on February 4, 2008, re-filed as Exhibit 4.3 to the Form 10-Q filed on September 10, 2009 is missing Schedule A to Exhibit B. Also, we are unable to locate where Exhibit 10.1 to the Form 8-K filed on February 4, 2008 has been filed in its entirety. In this regard, we note your July 9, 2009 response that it will be filed with the company's upcoming Form 10-Q for the quarterly period ended August 31, 2009. Please confirm that you will file these exhibits in their entirety with your next periodic report.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Erin Wilson at (202) 551-6047 or Pamela Howell at (202) 551-3357 with any other questions.

Sincerely,

/s/ Pamela Howell
for

John Reynolds
Assistant Director